Ecopetrol publishes measures to guarantee the adequate representation of its Shareholders at the Ordinary General Shareholders' Meeting to be held on March 28, 2025

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) informs that, to comply with the provisions of Part III Title I Chapter VI of the Basic Legal Circular issued by the Financial Superintendence of Colombia (E.C. 029 of 2014), the Board of Directors of Ecopetrol approved the implementation of the measures described below which are aimed at guaranteeing the adequate representation of shareholders at the Ordinary General Shareholder's Meeting to be held on March 28, 2025. The Board instructed the Company's management to:

•	Inform shareholders of their right to be represented through the appointment of a proxy and indicate the legal requirements of the proxies to be granted for such purpose.
•	Appoint those who will validate the shareholders’ proxy assignments, advising that those proxies that fail to meet the minimum requirements established by law will not be admitted as valid, and no proxy form will be accepted where the name of the respective appointed representative is not clearly defined.
•	Inform the administrators and employees of the Company to: i) abstain from suggesting or determining the name of the shareholders' representatives; ii) not suggest to shareholders to vote for a specific candidate list and iii) not suggest, coordinate or agree with shareholders to present proposals at the meeting or vote for or against any proposal presented at the meeting.
•	Restrict granting proxies to people directly or indirectly linked to the administration or employees of the Company.
•	The Vice-Presidency of Legal Affairs and Secretariat shall be the area responsible for the review and verification of proxies.

These measures were adopted by the members of the Board of Directors of Ecopetrol in a meeting held on February 21, 2025 and are expected to be implemented prior to the Ordinary General Shareholders´ Meeting.

Bogota D.C., February 21, 2025

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co